Exhibit 21.1
Subsidiaries of Registrant

Subsidiary Name	State of Incorporation
Manufacturers and Traders Trust Company (a/k/a M&T Bank)	New York
M&T Bank Corporation and its banking subsidiaries, including Manufacturers and Traders Trust Company, have a number of other subsidiaries that did not represent, individually or collectively, a significant portion of the Company’s consolidated assets, net income and shareholders’ equity at December 31, 2025.